

Mail Stop 4720

November 13, 2015

Via E-mail
Mr. Ted M. Johnson
Chief Financial Officer and Treasurer
American Equity Investment Life Holding Company
6000 Westown Parkway
West Des Moines, Iowa  50266

> **Re:**   **American Equity Investment Life Holding Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Form 10-Q for the Quarterly Period Ended September 30, 2015**
> **Filed November 9, 2015**
> **File No. 001-31911**

Dear Mr. Johnson:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.  In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014
Notes to Consolidated Financial Statements
Note 2:  Fair Values of Financial Instruments
Fixed index annuities – embedded derivatives, page F-17

1. Please provide us information that quantifies the significant unobservable inputs used in measuring this Level 3 liability as required by ASC 820-10-50-2(bbb)(2).

2. You disclose that the change in fair value, net of fixed index annuities embedded derivatives in the second table on page F-17 is included in the change in fair value of embedded derivatives in the consolidated statements of operations.  Please reconcile for us the $532.3 million decrease in fair value, net included in this table for 2014 to the $47.5 million charge included in the table on page F-32 that reconciles directly to the change in fair value of embedded derivatives line-item in your consolidated statement of

operations. In addition, explain how these changes in fair value correlate to the $62.6 million decrease in fair value resulting from revised assumptions for your fixed index annuities embedded derivatives as discussed on page F-33.

Form 10-Q for the Quarterly Period Ended September 30, 2015
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Three and Nine Months Ended September 30, 2015 and 2014
Net income, page 33

3.  Please refer to the second and third paragraphs on page 34 and tell us more about the underlying reasons for your unlocking of the assumptions used to amortize deferred policy acquisition costs and deferred sales inducements and for the revision of assumptions used to determine reserves held for living income benefit riders. In this regard, tell us whether the explanations you provide in the scripted portion of your third quarter earning conference call provide meaningful explanations of underlying reasons for the changes in assumptions and your consideration for disclosing these explanations in your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance